SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 2)

LIBERTY MEDIA CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

530322106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

13G

CUSIP No. 530322106	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 5,300,000
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 5,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON IN

13G

CUSIP No. 530322106	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 5,300,000
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 5,300,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%
12	TYPE OF REPORTING PERSON HC, CO

13G

CUSIP No. 530322106	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nebraska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 2,677,660
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 2,677,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,677,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%
12	TYPE OF REPORTING PERSON IC, CO

13G

CUSIP No. 530322106	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON GEICO Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 2,677,660
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 2,677,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,677,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%
12	TYPE OF REPORTING PERSON HC, CO

13G

CUSIP No. 530322106	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Government Employees Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 2,677,660
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 2,677,660
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,677,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6%
12	TYPE OF REPORTING PERSON IC, CO

13G

CUSIP No. 530322106	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON FlightSafety International Inc. Retirement Income Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 270,000
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 270,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON EP

13G

CUSIP No. 530322106	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Fruit of the Loom Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Kentucky
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 439,000
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 439,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%
12	TYPE OF REPORTING PERSON EP

13G

CUSIP No. 530322106	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON GEICO Corporation Pension Plan Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 975,000
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 975,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.9%
12	TYPE OF REPORTING PERSON EP

13G

CUSIP No. 530322106	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Johns Manville Corporation Master Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 816,000
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 816,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 816,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSON EP

13G

CUSIP No. 530322106	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON BNSF Master Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 122,340
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 122,340
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,340
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON EP

13G

CUSIP No. 530322106	Page 12 of 16 Pages

1	NAME OF REPORTING PERSON R. Ted Weschler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 285,834
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 285,834
	8	SHARED DISPOSITIVE POWER 8,277
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 294,111
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%
12	TYPE OF REPORTING PERSON IN

Page 13 of 16 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

LIBERTY MEDIA CORPORATION

(b)	Address of Issuer’s Principal Executive Offices

12300 Liberty Boulevard, Englewood, CO 80112

Item 2(a). Name of Person Filing:

Item 2(b). Address of Principal Business Office:

Item 2(c). Citizenship:

Warren E. Buffett 3555 Farnam Street Omaha, Nebraska 68131 United States Citizen	Berkshire Hathaway Inc. 3555 Farnam Street Omaha, Nebraska 68131 Delaware corporation

National Indemnity Company 3024 Harney Street Omaha, Nebraska 68131 Nebraska corporation	GEICO Corporation One GEICO Plaza Washington, DC 20076 Delaware Corporation

Government Employees Insurance Company One GEICO Plaza Washington, DC 20076 Maryland Corporation

FlightSafety International Inc. Retirement Income Plan c/o FlightSafety International Inc. LaGuardia Airport Flushing, NY 11371 New York	Fruit of the Loom Pension Trust c/o Fruit of the Loom 1 Fruit of the Loom Drive Bowling Green, KY 42102 Kentucky

GEICO Corporation Pension Plan Trust c/o GEICO Corporation 1 Geico Plaza Washington, DC 20076 Maryland	Johns Manville Corporation Master Pension Trust c/o Johns Manville Corporation 717 17th Street Denver, CO 80202 Colorado

BNSF Master Retirement Trust c/o BNSF Railway 2650 Lou Menk Drive Fort Worth, TX 76131 Texas	R. Ted Weschler 404 East Main Street Charlottesville, VA 22902 United States Citizen

Page 14 of 16 Pages

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

530322106

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.), Berkshire Hathaway Inc. and GEICO Corporation are each a Parent Holding Company or Control Person, in accordance with § 240.13d-1(b)(1)(ii)(G).

National Indemnity Company and Government Employees Insurance Company are each an Insurance Company as defined in section 3(a)(19) of the Act.

BNSF Master Retirement Trust, FlightSafety International Inc. Retirement Income Plan, Fruit of the Loom Pension Trust, GEICO Corporation Pension Plan Trust and Johns Manville Corporation Master Pension Trust are each an Employee Benefit Plan in accordance with § 240.13d-1(b)(1)(ii)(F).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially Owned

See the Cover Pages for each of the Reporting Persons.

(b)	Percent of Class

See the Cover Pages for each of the Reporting Persons.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

(iv)	shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

See Exhibit A.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Page 15 of 16 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 16 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2014

/s/ Warren E. Buffett

Warren E. Buffett

BERKSHIRE HATHAWAY INC.

By:	/s/ Warren E. Buffett

Warren E. Buffett

Chairman of the Board

NATIONAL INDEMNITY COMPANY, GEICO

CORPORATION, GOVERNMENT EMPLOYEES INSURANCE COMPANY, FLIGHTSAFETY INTERNATIONAL INC. RETIREMENT INCOME PLAN, FRUIT OF THE LOOM PENSION TRUST, GEICO CORPORATION PENSION PLAN TRUST, JOHNS MANVILLE CORPORATION MASTER PENSION TRUST and BNSF MASTER RETIREMENT TRUST.

By:	/s/ Warren E. Buffett

Warren E. Buffett Attorney-in-Fact

By:	/s/ R. Ted Weschler

R. Ted Weschler

SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

GEICO Corporation

INSURANCE COMPANIES AS DEFINED IN SECTION 3(a)(19) OF THE ACT:

National Indemnity Company

Government Employees Insurance Company

EMPLOYEE BENEFIT PLANS IN ACCORDANCE WITH § 240.13d-1-(b)(1)(ii)(F)

BNSF Master Retirement Trust

FlightSafety International Inc. Retirement Income Plan

Fruit of the Loom Pension Trust

GEICO Corporation Pension Plan Trust

Johns Manville Corporation Master Pension Trust

OTHER MEMBER OF FILING GROUP

R. Ted Weschler

SCHEDULE 13G

EXHIBIT B

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Class A Common Stock of Liberty Media Corporation may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 14, 2014	/S/ Warren E. Buffett
Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 14, 2014	/S/ Warren E. Buffett
	By:	Warren E. Buffett
	Title:	Chairman of the Board
National Indemnity Company

Dated: February 14, 2014	/S/ Marc D. Hamburg
	By:	Marc D. Hamburg
	Title:	Chairman of the Board
GEICO Corporation

Dated: February 14, 2014	/S/ Michael H. Campbell
	By:	Michael H. Campbell
	Title:	Vice President
Government Employees Insurance Company

Dated: February 14, 2014	/S/ Michael H. Campbell
	By:	Michael H. Campbell
	Title:	Senior Vice President

FlightSafety International Inc. Retirement Income Plan

Dated: February 14, 2014	/S/ Bruce Whitman
	By:	Bruce Whitman
	Title:	President and Chief Executive Officer,
FlightSafety International, Inc.
Fruit of the Loom Pension Trust

Dated: February 14, 2014	/S/ Rick Medlin
	By:	Rick Medlin
	Title:	President and Chief Executive Officer, Fruit of the Loom
GEICO Corporation Pension Plan Trust

Dated: February 14, 2014	/S/ Michael H. Campbell
	By:	Michael H. Campbell
	Title:	Senior Vice President, GEICO Corporation
Johns Manville Corporation Master Pension Plan

Dated: February 14, 2014	/S/ Mary Rhinehart
	By:	Mary Rhinehart
	Title:	President and Chief Executive Officer
Johns Manville Corporation
BNSF Master Retirement Trust

Dated: February 14, 2014	/S/ Julie Piggott
	By:	Julie Piggott
	Title:	Vice President, Burlington Northern Santa Fe, LLC

Dated: February 14, 2014	/s/ R. Ted Weschler
R. Ted Weschler